OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim
Consolidated Financial Statements

For the three and six months
ended
June 30, 2019

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2019	2018
	Notes	$	$
		(Note 3)
Assets
Current assets
Cash	4	83,589	174,265
Short-term investments		16,165	10,000
Amounts receivable		12,816	12,321
Other assets		967	1,015
		113,537	197,601

Asset held for sale	10, 18	69,757	-
		183,294	197,601
Non-current assets
Investments in associates	5	225,855	304,911
Other investments	6	50,525	109,603
Royalty, stream and other interests	7	1,367,468	1,414,668
Exploration and evaluation		92,813	95,002
Goodwill		111,204	111,204
Other assets	3	11,801	1,657
		2,042,960	2,234,646
Liabilities
Current liabilities
Accounts payable and accrued liabilities		14,269	11,732
Dividends payable		7,146	7,779
Provisions	8	-	3,494
Liability for share repurchase	10, 18	71,434	-
Lease liabilities	3	777	-
		93,626	23,005
Non-current liabilities
Long-term debt	9	326,050	352,769
Lease liabilities	3	9,733	-
Deferred income taxes		78,679	87,277
		508,088	463,051
Equity
Share capital		1,482,860	1,609,162
Warrants	10	18,072	30,901
Contributed surplus		36,182	21,230
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		13,437	23,499
Retained earnings (deficit)		(33,280)	69,202
		1,534,872	1,771,595
		2,042,960	2,234,646

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
			June 30,		June 30,
		2019	2018	2019	2018
	Notes	$	$	$	$

Revenues	12	131,606	137,819	232,332	263,433

Cost of sales	12	(100,093)	(108,290)	(170,197)	(201,957)
Depletion of royalty, stream and other interests		(11,825)	(13,271)	(24,201)	(26,501)

Gross profit		19,688	16,258	37,934	34,975

Other operating expenses

General and administrative	17	(4,632)	(5,197)	(10,566)	(9,650)
Business development	17	(1,786)	(1,508)	(3,524)	(2,673)
Impairment of assets		-	-	(38,900)	-

Operating income (loss)		13,270	9,553	(15,056)	22,652

Interest income		820	1,048	1,992	2,540
Dividend income		100	50	100	50
Finance costs		(5,792)	(6,261)	(11,539)	(12,895)
Foreign exchange gain (loss)		(491)	65	(1,612)	252
Share of loss of associates		(8,780)	(1,022)	(10,542)	(2,419)
Other losses, net	12	(5,298)	(1,620)	(5,333)	(4,201)

Earnings (loss) before income taxes		(6,171)	1,813	(41,990)	5,979

Income tax recovery (expense)		(376)	(1,302)	8,894	(3,158)

Net earnings (loss)		(6,547)	511	(33,096)	2,821

Net earnings (loss) per share	13
Basic		(0.04)	-	(0.21)	0.02
Diluted		(0.04)	-	(0.21)	0.02

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$

Net earnings (loss)	(6,547)	511	(33,096)	2,821

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)
Changes in fair value of financial assets at fair value through comprehensive income	3,175	(4,440)	8,422	(18,415)
Income tax effect	(419)	590	(1,081)	2,531
Share of other comprehensive income (loss) of associates	-	399	(352)	(99)

Items that may be reclassified to the consolidated statement of income (loss)
Cumulative translation adjustments	(12,444)	15,767	(25,015)	35,863
Disposal of an investment in an associate
Reclassification to the statements of income (loss) of the other comprehensive loss	695	-	695	-
Income tax effect	(92)	-	(92)	-

Other comprehensive income (loss)	(9,085)	12,316	(17,423)	19,880

Comprehensive income (loss)	(15,632)	12,827	(50,519)	22,701

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
			June 30,		June 30,
	Notes	2019	2018	2019	2018
		$	$	$	$

Operating activities
Net earnings (loss)		(6,547)	511	(33,096)	2,821
Adjustments for:
Share-based compensation		1,520	2,356	4,221	3,029
Depletion and amortization		12,166	13,313	24,826	26,585
Impairment of assets		-	-	38,900	-
Finance costs		1,791	1,726	3,474	3,344
Share of loss of associates		8,780	1,022	10,542	2,419
Net gain on acquisition of investments		(263)	-	(88)	(1,908)
Net loss on dilution of investments in associates		-	253	-	253
Net gain on disposal of investments		4,896	-	4,227	-
Change in fair value of financial assets at fair value through profit and loss		665	1,367	1,194	5,856
Deferred income tax expense		216	1,075	(9,266)	2,742
Foreign exchange loss (gain)		484	(487)	1,643	411
Settlement of restricted and deferred share units		(289)	(499)	(584)	(499)
Other		44	46	91	92
Net cash flows provided by operating activities before changes in non-cash working capital items		23,463	20,683	46,084	45,145
Changes in non-cash working capital items	14	(2,113)	(1,023)	16	(2,182)
Net cash flows provided by operating activities		21,350	19,660	46,100	42,963

Investing activities
Short-term investments		(3,111)	(500)	(16,230)	(1,000)
Acquisition of investments		(34,778)	(58,811)	(40,537)	(72,440)
Proceeds on disposal of investments	10	58,052	1,465	58,474	27,043
Acquisition of royalty and stream interests		-	(49,141)	(27,969)	(59,111)
Exploration and evaluation tax credits (expenses), net		(36)	99	150	1,193
Other assets		(320)	(65)	(475)	(83)
Net cash flows provided by (used in) investing activities		19,807	(106,953)	(26,587)	(104,398)

Financing activities
Exercise of share options and shares issued under the share purchase plan		585	76	6,268	190
Issue expenses		-	-	-	(186)
Financing fees		-	-	-	(379)
Repayment of long-term debt		-	(51,820)	(30,000)	(51,820)
Principal elements of lease payments		(208)	-	(382)	-
Common shares acquired and cancelled through a share repurchase	10	(58,052)	-	(58,052)	-
Normal course issuer bid purchase of common shares		-	(1,653)	(11,901)	(21,986)
Dividends paid		(7,504)	(6,446)	(13,802)	(13,993)
Other		190	-	190	-
Net cash flows used in financing activities		(64,989)	(59,843)	(107,679)	(88,174)

Effects of exchange rate changes on cash and cash equivalents		(1,076)	3,150	(2,510)	4,535

Decrease in cash and cash equivalents		(24,908)	(143,986)	(90,676)	(145,074)
Cash and cash equivalents – beginning of period		108,497	332,617	174,265	333,705
Cash and cash equivalents – end of period		83,589	188,631	83,589	188,631

Additional information related to the consolidated statements of cash flows is presented in Notes 6, 10, 14 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2019
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	income(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2019		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595
Adoption of IFRS 16	3	-	-	-	-	-	-	(383)	(383)

Net loss		-	-	-	-	-	-	(33,096)	(33,096)
Other comprehensive loss		-	-	-	-	-	(17,423)	-	(17,423)
Comprehensive loss		-	-	-	-	-	(17,423)	(33,096)	(50,519)
Dividends declared	10	-	-	-	-	-	-	(14,903)	(14,903)
Shares issued – Dividends reinvestment plan	10	144,257	1,735	-	-	-	-	-	1,735
Shares issued – Employee share purchase plan		18,362	244	-	-	-	-	-	244
Share options:
Shared-based compensation		-	-	-	1,492	-	-	-	1,492
Fair value of options exercised		-	1,320	-	(1,320)	-	-	-	-
Proceeds from exercise of options		338,032	4,821	-	-	-	-	-	4,821
Replacement share options:
Fair value of options exercised		-	718	-	(718)	-	-	-	-
Proceeds from exercise of options		114,501	1,294	-	-	-	-	-	1,294
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	1,766	-	-	-	1,766
Settlement		82,086	804	-	(1,729)	-	-	(336)	(1,261)
Income tax impact		-	-	-	48	-	-	-	48
Deferred share units to be settled in common shares:
Transfer of units from cash-settled to equity-settled		-	-	-	3,722	-	-	-	3,722
Share-based compensation		-	-	-	144	-	-	-	144
Settlement		7,875	104	-	(222)	-	-	-	(118)
Income tax impact		-	-	-	33	-	-	-	33
Normal course issuer bid purchase of common shares	10	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Common shares acquired and cancelled through a share repurchase	10	(7,319,499)	(75,948)	-	(646)	-	-	(26,611)	(103,205)
Common shares deemed acquired and cancelled through a share repurchase	10, 18	(5,066,218)	(52,568)	-	(447)	-	-	(18,419)	(71,434)
Warrants expired	10	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	7,361	(7,361)	-
Balance – June 30, 2019		142,910,247	1,482,860	18,072	36,182	17,601	13,437	(33,280)	1,534,872

(i)

As at June 30, 2019, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($23.4 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $36.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of					Equity	Accumulated
	common					component of	other
	shares	Share		Equity	Contributed	convertible	comprehensive	Retained
	outstanding	capital	Warrants	reserve	surplus	debentures	Income (loss)(i)	earnings	Total
		$	$	$	$	$	$	$	$
Balance - January 1, 2018	157,797,193	1,633,013	30,901	-	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings	-	-	-	-	-	-	-	2,821	2,821
Other comprehensive income	-	-	-	-	-	-	19,880	-	19,880
Comprehensive income	-	-	-	-	-	-	19,880	2,821	22,701
Dividends declared	-	-	-	-	-	-	-	(15,622)	(15,622)
Shares issued – Dividends reinvestment plan	137,972	1,708	-	-	-	-	-	-	1,708
Shares issued – Employee share purchase plan	18,207	243	-	-	-	-	-	-	243
Share options:
Shared-based compensation	-	-	-	-	1,624	-	-	-	1,624
Replacement share options:
Fair value of options exercised	-	13	-	-	(13)	-	-	-	-
Proceeds from exercise of options	2,710	38	-	-	-	-	-	-	38
Restricted share units to be settled in common shares	-	-	-	990	-	-	-	-	990
Normal course issuer bid purchase of common shares	(1,742,299)	(12,642)	-	-	-	-	-	(9,344)	(21,986)
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(8,514)	8,514	-
Balance – June 30, 2018	156,213,783	1,622,373	30,901	990	14,876	17,601	8,488	188,872	1,884,101

(i)

As at June 30, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($28.2 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $36.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration and development companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard and new accounting policies (Note 3).

The Board of Directors approved the interim condensed consolidated financial statements on July 31, 2019.

3.	New accounting standard / policies

New accounting standard - IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
ii)	amortization of lease assets separately from interest on lease liabilities in the statement of income (loss).

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company’s operating leases. As at December 31, 2018, the Company had non-cancellable operating lease commitments of $13.0 million. Of these commitments, approximately $0.6 million were related to short-term leases which are not recognized as a right-of-use asset and continue to be recognized on a straight-line basis as general and administrative expense in the consolidated statement of income (loss).

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate of 4.79% as at January 1, 2019.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

New accounting standard - IFRS 16, Leases (continued)

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under other assets on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The adoption of IFRS 16 will also have the effect of reducing net income after tax for 2019 based on the leases in place on January 1, 2019. For the same period, operating cash flows will increase and financing cash flows as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material.

Accounting policy - Leases

The Company is committed to long-term lease agreements, mainly for office space. Prior to January 1, 2019, payments made under operating lease agreements were recognized in profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight- line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight- line basis as an expense in profit or loss.

New accounting policy – Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within the next twelve months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Non-current assets classified as held for sale are presented separately in the consolidated balance sheet.

4.	Cash

As at June 30, 2019 and December 31, 2018, cash held in U.S. dollars amounted respectively to US$41.3 million ($54.1 million) and US$52.7 million ($71.9 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Six months ended	Year ended
	June 30,	December 31,
	2019	2018
	$	$
Balance – Beginning of period	304,911	257,433
Acquisitions	22,724	87,134
Interests receivable paid in shares (Note 17)	1,820	-
Exercise of warrants	2,209	-
Transfers from other investments	-	7,048
Share of loss, net	(10,542)	(9,013)
Share of other comprehensive income (loss), net	(352)	433
Net gain on ownership dilution	-	1,545
Loss on disposals	(4,802)	-
Disposals (Note 10)	(12,859)	-
Gain on deemed disposals	1,271	6,956
Transfers to other investments	(8,768)	(46,625)
Balance – End of period	295,612	304,911
Investment in an associate held for sale (Note 10)	(69,757)	-
Balance – End of period, net	225,855	304,911

6.	Other investments

	Six months ended	Year ended
	June 30,	December 31,
	2019	2018
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	3,348	8,092
Acquisitions	-	3,093
Exercise	(1,055)	-
Change in fair value	(1,194)	(7,837)
Balance – End of period	1,099	3,348

Fair value through other comprehensive income (shares)
Balance – Beginning of period	104,055	106,841
Acquisitions	22,628	14,453
Transfers from associates	8,768	46,625
Change in fair value	8,422	(29,773)
Transfers to associates	-	(7,048)
Disposals (Note 10)	(96,647)	(27,043)
Balance – End of period	47,226	104,055

Amortized cost
Balance – Beginning of period	2,200	200
Acquisition	-	2,000
Balance – End of period	2,200	2,200

Total	50,525	109,603

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments (continued)

During the six months ended June 30, 2019, an investment in a company classified as an investment at fair value through other comprehensive income was acquired by way of a share exchange. This non-cash transaction resulted in the disposal of the investment in the acquiree and the acquisition of an investment in the acquirer for an amount of $5.7 million.

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies.

7.	Royalty, stream and other interests

				Six months ended
				June 30, 2019
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	707,723	606,410	100,535	1,414,668
Acquisitions	25,257	15,000	-	40,257
Transfer	(10,000)	10,000	-	-
Depletion	(10,917)	(11,643)	(1,641)	(24,201)
Impairment	-	(38,900)	-	(38,900)
Translation adjustments	(4,047)	(16,250)	(4,059)	(24,356)

Balance – End of period	708,016	564,617	94,835	1,367,468

Producing
Cost	509,311	478,451	65,488	1,053,250
Accumulated depletion and impairment	(307,899)	(83,216)	(12,026)	(403,141)
Net book value – End of period	201,412	395,235	53,462	650,109

Development
Cost	284,544	169,382	32,124	486,050
Accumulated depletion	-	-	-	-
Net book value – End of period	284,544	169,382	32,124	486,050

Exploration and evaluation
Cost	222,060	-	9,249	231,309
Accumulated depletion	-	-	-	-
Net book value – End of period	222,060	-	9,249	231,309

Total net book value – End of period	708,016	564,617	94,835	1,367,468

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Main acquisitions – 2019

Horne 5 property – silver stream (Falco Resources Ltd.)

In 2018, Osisko entered into a binding term sheet to provide Falco Resources Ltd. (“Falco”), an associate of the Company, with a senior secured silver stream credit facility (“Falco Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment ($10.0 million was included under Short-term investment on the consolidated balance sheet and $10.0 million was under Royalty, stream and other interests as the note was convertible into a 1% NSR royalty at the sole discretion of Osisko) and the remaining balance of $5.0 million was paid to Falco.

Dublin Gulch property – NSR royalty (Victoria Gold Corp.)

In 2018, Osisko acquired from Victoria Gold Corp. (“Victoria”), an associate of the Company, a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. During the year ended December 31, 2018, payments totaling $78.4 million were made under the royalty agreement. The remaining balance of $19.6 million was paid during the three months ended March 31, 2019.

Impairment – 2019

Renard mine diamond stream (Stornoway Diamond Corporation)

On March 28, 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream for the three months ended March 31, 2019.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $6.1 million ($4.5 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, the Company would have recognized an additional impairment charge of $6.0 million ($4.4 million, net of income taxes).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

				Year ended
			December 31, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	109,670	31,431	-	141,101
Conversion	-	4,278	(4,278)	-
Disposal	-	(150,289)	-	(150,289)
Depletion	(26,972)	(21,217)	(4,423)	(52,612)
Impairment	(153,639)	-	(4,561)	(158,200)
Translation adjustments	8,134	42,129	8,633	58,896

Balance – End of period	707,723	606,410	100,535	1,414,668

Producing
Cost	510,738	489,407	68,072	1,068,217
Accumulated depletion and impairment	(297,137)	(33,502)	(10,665)	(341,304)
Net book value – End of period	213,601	455,905	57,407	726,913

Development
Cost	270,066	150,505	33,486	454,057
Accumulated depletion	-	-	-	-
Net book value – End of period	270,066	150,505	33,486	454,057

Exploration and evaluation
Cost	224,056	-	9,642	233,698
Accumulated depletion	-	-	-	-
Net book value – End of period	224,056	-	9,642	233,698

Total net book value – End of period	707,723	606,410	100,535	1,414,668

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions and other liabilities

		Six months ended				Year ended
		June 30, 2019			December 31, 2018
	Restricted	Deferred		Restricted	Deferred
	share units	share units	Total	share units	share units	Total
	$	$	$	$	$	$

Balance – Beginning of period	32	3,462	3,494	4,343	3,325	7,668
New liabilities	11	416	427	1,906	1,323	3,229
Settlement of liabilities	(45)	(544)	(589)	(2,618)	(499)	(3,117)
Transfer – RSU to be settled in equity	-	-	-	(2,426)	-	(2,426)
Transfer – DSU to be settled in equity	-	(3,722)	(3,722)	-	-	-
Revision of estimates	2	388	390	(1,173)	(687)	(1,860)

Balance – End of period	-	-	-	32	3,462	3,494

Current portion	-	-	-	32	3,462	3,494
Non-current portion	-	-	-	-	-	-

	-	-	-	32	3,462	3,494

Additional information on the Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”) are presented in Note 11.

9.	Long-term debt

The movements in the long-term debt are as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2019	2018
	$	$

Balance – Beginning of period	352,769	464,308
Repayment of debt – revolving credit facility	(30,000)	(123,475)
Amortization of transaction costs	1,054	2,036
Accretion expense	2,227	4,456
Foreign exchange revaluation impact	-	5,444

Balance – End of period	326,050	352,769

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	June 30,	December 31,
	2019	2018
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	-	30,000

Long-term debt	350,000	380,000

Unamortized debt issuance costs	(7,813)	(8,867)
Unamortized accretion on convertible debentures	(16,137)	(18,364)

Long-term debt, net of issuance costs	326,050	352,769

Current portion	-	-
Non-current portion	326,050	352,769

	326,050	352,769

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

(iii)	Revolving credit facility

The revolving credit facility (the “Facility”) allows the Company to borrow up to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and has a maturity date of November 14, 2022, which can be extended by one year on each anniversary date, subject to the approval of the lenders.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

(iii)	Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at June 30, 2019, all such ratios and requirements were met.

10.	Share capital and warrants

Share repurchase and secondary offering

On June 25, 2019, Osisko announced that Betelgeuse LLC (“Orion“), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the “Secondary Offering“) at an offering price of $14.10 per common share (the “Secondary Offering Price“). Osisko will not be receiving any of the proceeds of the Secondary Offering. Orion has granted the underwriters an over-allotment option (the “Over-Allotment Option”), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

In a concurrent transaction, Osisko has agreed to purchase for cancellation 12,385,717 of its common shares from Orion (the “Share Repurchase“), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consists of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also agreed to sell to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase will result in an 8% reduction in basic common shares outstanding.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian Resources Inc. to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

Company	Settlement	Value

Dalradian Resources Inc. (other investment)	Cash	$58.1 million
Aquila Resources Inc. (associate)	Transfer	$9.7 million
Highland Copper Company Inc. (associate)	Transfer	$3.0 million
Other investments	Transfer	$32.4 million

$103.2 million

The second tranche of the Share Repurchase closed on July 15, 2019 (Note 18) for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria to another entity managed by Orion Resource Partners). During the three months ended September, 2019, a gain of $1.7 million will be recognized in the consolidated statement of income (loss) for the difference between the carrying value of the Victoria shares (presented as asset held of sale as at June 30, 2019) and the liability for share repurchase.

The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants (continued)

Normal course issuer bid

In December 2018, Osisko renewed its normal course issuer bid (“NCIB”) program. Under the terms of the 2018 NCIB program, Osisko may acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 Common Shares.

During the three months ended March 31, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB program for $10.2 million (average acquisition price per share of $11.96). The Company also paid $1.7 million for shares acquired for cancellation in December 2018. The Company did not purchase any common shares under the 2018 NCIB program during the three months ended June 30, 2019.

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2019:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000	5,087,058
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,146,000	8,157,756

	0.10			14,903,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan (“DRIP”).

During the three and six months ended June 30, 2019, the Company issued respectively 17,324 and 144,257 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2019, the holders of 8,157,756 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 30,873 common shares were issued on July 15, 2019 at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants (continued)

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

		Six months ended				Year ended
		June 30, 2019			December 31, 2018
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i),(ii)	Amount	price	Warrants(i),(ii)	Amount	price

Balance – Beginning of period	11,195,500	30,901	27.61	11,195,500	30,901	27.61
Expired (i)	(5,715,500)	(12,829)	19.08	-	-	-
Balance – End of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61

(i)	5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 expired unexercised on February 26, 2019.
(ii)	5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended			Year ended
		June 30, 2019	December 31, 2018
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	4,305,980	14.49	3,537,123	14.90
Granted(i)	992,200	13.61	886,900	12.85
Exercised	(338,032)	14.26	-	-
Exercised – Virginia replacement share options(ii)	(114,501)	11.30	(2,710)	13.93
Expired	(7,999)	15.80	(44,866)	15.15
Forfeited	(23,267)	13.72	(70,467)	14.43

Balance – End of period	4,814,381	14.40	4,305,980	14.49

Options exercisable – End of period	3,008,751	14.79	2,720,879	14.72

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the six months ended June 30, 2019 was $15.41 ($14.71 for the year ended December 31, 2018).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company’s share options outstanding as at June 30, 2019:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
9.79 – 12.97	876,024	12.72	3.82	303,292	12.50
13.38 – 14.78	1,799,258	13.55	3.53	792,925	13.47
14.90 – 15.80	1,434,266	15.37	0.61	1,434,266	15.37
16.66 – 17.84	704,833	16.68	2.86	478,268	16.68

	4,814,381	14.40	2.62	3,008,751	14.79

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2019	December 31, 2018

Dividend per share	1%	1%
Expected volatility	34%	35%
Risk-free interest rate	2%	2%
Expected life	47 months	46 months
Weighted average share price	$13.61	$12.85
Weighted average fair value of options granted	$3.37	$3.37

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. For the three and six months ended June 30, 2019, the total share-based compensation related to share options on the consolidated statements of income (loss) amounted to $0.8 million and $1.5 million, respectively ($0.8 million and $1.6 million for the three and six months ended June 30, 2018, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

			Six months ended				Year ended
				June 30, 2019		December 31, 2018
	DSU(i)	DSU(i)	RSU	RSU(ii)	DSU(i)	RSU(ii)	RSU(iii)
	(cash)	(equity)	(cash)	(equity)	(cash)	(cash)	(equity)

Balance – Beginning of period	317,209	-	3,046	848,759	266,442	600,627	-
Granted	-	66,000	-	367,300	82,600	23,700	429,262
Reinvested (dividends on common shares)	2,352	-	23	6,449	4,696	7,064	6,277
Settled	(37,185)	(16,866)	(3,069)	(161,369)	(36,529)	(192,719)	-
Transfer from cash-settled to equity-settled	(282,376)	282,376	-	-	-	(428,090)	428,090
Forfeited	-	-	-	(7,900)	-	(7,536)	(14,870)
Balance – End of period	-	331,510	-	1,053,239	317,209	3,046	848,759

Balance – Vested	-	265,510	-	69,780	233,883	-	69,257

(i)

In May 2019, following an amendment to the DSU Plan, all outstanding DSU were transferred from cash-settled to equity-settled as the Company now intends to settle these DSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

The DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii)

68,162 RSU were granted to management in 2018 as part of the 2017 short-term incentive plan (69,780 RSU after reinvestment of dividends). These RSU vested on the grant date and will be settled in common shares, cash or a combination of common shares and cash at the sole discretion of the Company on December 31, 2019. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the DSU and RSU plans for the three and six months ended June 30, 2019 amounted to $0.8 million and $2.7 million, respectively ($1.5 million and $1.4 million for the three and six months ended June 30, 2018, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Additional information on the consolidated statements of income (loss)

	Three months ended		Six months ended
		June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues
Royalty interests	23,909	22,194	47,354	46,138
Stream interests	9,872	10,657	19,927	19,298
Offtake interests	97,825	104,968	165,051	197,997

	131,606	137,819	232,332	263,433

Cost of sales
Royalty interests	50	84	151	116
Stream interests	3,401	4,088	6,894	7,119
Offtake interests	96,642	104,118	163,152	194,722

	100,093	108,290	170,197	201,957

Other losses, net
Change in fair value of financial assets at fair value through profit and loss	(665)	(1,367)	(1,194)	(5,856)
Net loss on dilution of investments in associates	-	(253)	-	(253)
Net gain on acquisition of investments(i)	263	-	88	1,908
Net loss on disposal of investments(ii)	(4,896)	-	(4,227)	-

Other losses, net	(5,298)	(1,620)	(5,333)	(4,201)

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.
(ii)	In 2019, the net loss on disposal of investments includes the gains and losses realized on the deemed disposal of associates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Net earnings (loss) per share

	Three months ended		Six months ended
		June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$
Net earnings (loss)	(6,547)	511	(33,096)	2,821

Basic weighted average number of common shares outstanding (in thousands)	154,988	156,232	155,023	156,945
Dilutive effect of share options	-	25	-	28
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debentures	-	-	-	-
Diluted weighted average number of common shares	154,988	156,257	155,023	156,973

Net earnings (loss) per share
Basic	(0.04)	-	(0.21)	0.02
Diluted	(0.04)	-	(0.21)	0.02

As a result of the net loss for the three and six months ended June 30, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share. For the three and six months ended June 30, 2018, 4,210,647 share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

14.	Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$

Interests received measured using the effective rate method	587	1,139	1,644	2,417
Interests paid on long-term debt	6,895	9,597	7,752	11,477
Dividends received	100	50	100	50
Income taxes paid	160	227	372	416

Changes in non-cash working capital items
Increase in accounts receivable	(5,945)	(458)	(2,564)	(2,049)
Decrease in inventories	-	1,993	-	1,890
Decrease in other current assets	142	216	48	198
Increase (decrease) in accounts payable and accrued liabilities	3,690	(2,774)	2,532	(2,221)

	(2,113)	(1,023)	16	(2,182)

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Additional information on the consolidated statements of cash flows (continued)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$

Normal course issuer bid purchase of common shares payable
Beginning of period	-	-	1,702	-
End of period	-	-	-	-

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3–	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				June 30, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,098	1,098
Other minerals	-	-	1	1
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	34,623	-	-	34,623
Other minerals	12,603	-	-	12,603

	47,226	-	1,099	48,325

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

			December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,322	3,322
Other minerals, oil and gas	-	-	26	26
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies
Precious metals	35,544	-	-	35,544
Other minerals, oil and gas	12,259	-	-	12,259

	47,803	-	59,600	107,403

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

During the six months ended June 30, 2019 and 2018, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the six months ended June 30, 2019 and 2018:

	2019	2018
	$	$

Balance – Beginning of period	59,600	8,092
Acquisitions	1,799	8,591
Warrants exercised	(1,055)	-
Disposal (Note 10)	(58,051)	-
Change in fair value - warrants exercised(i)	(250)	-
Change in fair value - warrants expired(i)	(164)	(495)
Change in fair value - investments held at the end of the period(i)	(780)	(5,361)
Balance – End of period	1,099	10,827

(i) Recognized in the consolidated statements of income (loss) under other losses, net for the warrants and in the consolidated statements of other comprehensive loss under changes in fair value of financial assets at fair value through comprehensive income (loss) for the investments in common shares in private companies.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an increase/decrease in the fair value of the warrants of $0.3 million as at June 30, 2019 ($0.4 million as at June 30, 2018).

Foreign exchange contracts

During the three and six months ended June 30, 2019, the Company entered into foreign exchange contracts (collar options) to sell US dollars and buy Canadian dollars for total nominal amounts of US$3.0 million and US$12.0 million, respectively. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in US dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at June 30, 2019, contracts outstanding have a nominal value of US$6.0 million and cover the period from July 2019 to December 2019 for the sale of US$1.0 million to US$2.0 million per month. As at June 30, 2019, the fair value (mark-to-market) of these contracts was immaterial. The Company does not apply hedge accounting for these contracts.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short- term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at June 30, 2019:

		June 30, 2019
	Carrying
	amount	Fair value
	$	$

Long-term debt	326,050	357,635

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2019 and 2018, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2019
Royalties	45,113	170	37	2,034	-	47,354
Streams	10,741	4,759	868	-	3,559	19,927
Offtakes	165,051	-	-	-	-	165,051

	220,905	4,929	905	2,034	3,559	232,332

2018
Royalties	43,564	298	22	2,254	-	46,138
Streams	9,686	5,385	293	-	3,934	19,298
Offtakes	174,166	943	22,888	-	-	197,997

	227,416	6,626	23,203	2,254	3,934	263,433

(i)	92% of revenues from North America were generated from Canada and the United States for the six months ended June 30, 2019 (94% for the six months ended June 30, 2018).

For the six months ended June 30, 2019, one royalty interest generated revenues of $30.0 million ($29.6 million for the six months ended June 30, 2018), which represented 44% of revenues (45% of revenues for the six months ended June 30, 2018) (excluding revenues generated from the offtake interests).

For the six months ended June 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4%, respectively, of total revenues (83% and 14% excluding offtakes, respectively). For the six months ended June 30, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (83% and 13% excluding offtakes, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at June 30, 2019 and December 31, 2018, which is based on the location of the property related to the royalty, stream or other interests:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2019
Royalties	644,934	26,847	9,976	11,044	-	15,215	708,016
Streams	246,912	171,001	2,865	-	82,063	61,776	564,617
Offtakes	54,169	-	8,542	-	32,124	-	94,835

	946,015	197,848	21,383	11,044	114,187	76,991	1,367,468

December 31, 2018
Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

(i)	97% of net interests from North America are located in Canada and the United States as at June 30, 2019 (97% as at December 31, 2018).

17.	Related party transactions

During the three and six months ended June 30, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss):

	Three months ended		Six months ended
		June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	202	373	399	806
Business development expenses	631	1,067	1,166	1,914

Total amounts invoiced to associates	833	1,440	1,565	2,720

An amount of $0.6 million (including sales taxes) is receivable from associates and included in amounts receivable as at June 30, 2019 ($3.2 million as at December 31, 2018).

During the three and six months ended June 30, 2019 and 2018, interest revenues of $0.1 million and $0.3 million, respectively, were accounted for with regards to notes receivable from associates. As at June 30, 2019, interests receivable from associates of $0.2 million are included in amounts receivable ($1.7 million as at December 31, 2018). During the three months ended March 31, 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Related party transactions (continued)

During the three months ended March 31, 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 7). An additional secured senior note of $10.0 million was issued to Falco. The loan bears interest at a rate of 7%, compounded quarterly and the principal amount and accrued interests shall be payable on December 31, 2019.

Additional transactions with related parties are described under Note 7.

18.	Subsequent events

Second tranche of Share Repurchase

On July 15, 2019, Osisko and Orion closed the second and final tranche of the Share Repurchase (Note 10). A total of 5,066,218 common shares of Osisko were purchased from Orion in exchange for cash consideration of $71.4 million. The common shares acquired were subsequently cancelled. In a concurrent transaction, Osisko disposed of all of the common shares of Victoria to another entity managed by Orion Resource Partners for cash consideration of $71.4 million.

Dividends

On July 31, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 15, 2019 to shareholders of record as of the close of business on September 30, 2019.